

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 13, 2007

Mr. John P. Rielly
Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re: Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response Letter Dated July 2, 2007**
> **File No. 1-01204**

Dear Mr. Rielly:

     We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Business and Properties, page 2

Exploration and Production, page 2 and MD&A, page 20

1.   We have reviewed your response to prior comment seven of our letter dated June 19, 2007. Instruction 3 to Item 102 indicates that you should provide material information about reserves as well as production. For the locations for which you have provided such information about production, provide reserves information as well.

2.   We have reviewed your response to prior comment eight. Please include the enhanced disclosure in an amendment to your 2006 10-K report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 regarding comments on engineering matters. Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director